

Modernizing Vehicle Design & Manufacturing

INVESTOR PRESENTATION | JULY 2020





A Radically Simplified EV Manufacturing Platform

Compared to EVs of the same size, Aptera's technology platform produces electric vehicles that are:

½   THE COST TO BUILD

3x   MORE EFFICIENT

100%   SAFE & RELIABLE



Aptera's Roadster. Shipping Q2 2021.



Aptera's Technology Breakthroughs Solve "The Tesla Problem"



DETROIT'S LEGACY
115+ YEARS

- Steel chassis
- Formed body panels
- Long assembly lines



TESLA'S INEFFICENCY
15+ YEARS

- Twice the labor of Detroit
- Similar car/factory design
- Requires even more factory space



APTERA PLATFORM
PRESENT

- Lower manufacturing costs
- Rapid & inexpensive scaling
- Reduced part count
- Less labor and less space



Aptera's Platform Supports a Robust EV Pipeline








ROADSTER
Q4 2020

SEDAN
2021

CROSSOVER
2022

UTILITY
2022

SEMI
2023

 **LESS ENERGY PER MILE**    **LOWER COST TO BUILD**    **LOWER COST TO OWN**    **JUST AS SAFE**



Lower Manufacturing Costs

Aptera has only 4 key structural parts, compared to Tesla's 200+

⋯→ Inexpensive and simple tooling

⋯→ Fewer robots

⋯→ Fewer people

⋯→ No welds



Rapid and Inexpensive Scaling

Aptera's Additive Manufacturing strategy gives us the advantages of 3D printed tooling versus milled and finished metal tools.

10x LESS EXPENSIVE
& 10x FASTER TO BUILD



Efficient Powertrains

In-wheel motors are easier to install and service

HIGHER TORQUE PERFORMANCE & 30%
MORE EFFICIENT THAN WHAT OTHER EVS USE



Aerodynamic & Lightweight Design

The lowest drag of any production vehicle, ever.

APTERA VS OTHER SMALL EVS

⋯→ 3x less drag

⋯→ 50% lighter

⋯→ Just as fast

⋯→ Just as safe



Aptera Roadster's Range is Greater Than 1,000 mile

⤏ Lightweight and low drag

⤏ 0-60 mph in less than 4 seconds

⤏ 3x – 4x more range than other EVs



Solar Power is Integral to the Platform

It provides power to drive more than 11,000 miles per year

⋯→ Most drivers will never have to charge their EV

⋯→ Three utility patents pending along with one design patent pending

⋯→ Removes the EV recharge barrier for most of the US and European population





Extreme Solar Range

	Max	29.2	30.6	32.7	36.4	39.2	40.3	40.9	41.6
Miles per Day	Avg	19.65	20.85	22.15	24.5	26.15	28.4	29.75	31.4
	Min	10.1	11.1	11.6	12.6	13.1	16.5	18.6	21.2

7,228	7,668	8,120	8,870	9,599	10,479	10,924	11,484

Miles per Year



Driving Ease

1,000+ miles of range plus our advanced CoPilot will make long journeys a breeze.





Aptera's CoPilot-system hardware, developed in conjunction with a large Japanese OEM, means it can quickly compete in the autonomous-driving arena with Tesla, BMW, and Audi.



Bringing Our Efficiency To Market

By 2040, electric vehicles will account for 35% of all new vehicle sales.
Aptera will introduce its commitment to efficiency
with production of 10,000 units by 2022 and 40,000 by 2024.

Electric vehicles would account account for 35% of all new vehicle sales

500M
400
300
200
100
0

2020   2030   2040

■ Projected Annual Sales   ■ Cumulative Sales

Bloomberg®   Sources: Data by Bloomberg New Energy Finance, Marklines

*These are future projections and cannot be guaranteed



Roadster Market Size

The total potential Roadster market is **600,000 units** per year, with sales ramping up to a rate of **10,000 units** per year in 2022.

MOTORCYCLISTS AND 3-WHEELERS
120,000 UNITS PER YEAR

ENVIRONMENTAL ADVOCATES
120,000 UNITS PER YEAR

ENERGY SAVING ADVOCATES
80,000 UNITS PER YEAR

2 PASSENGER CAR DRIVERS
140,000 UNITS PER YEAR

EFFICIENT COMMUTERS
140,000 UNITS PER YEAR



Scalable Distribution

Aptera's strategy leverages lessons from Tesla

⇢ Direct-to-consumer sales

⇢ Online promotion/test-drive scheduling & events in key markets

⇢ Regional pre-delivery warehousing in leased facility requires little CAPEX

⇢ Southern California rollout initially with Major Metro Areas soon after

⇢ Mobile service house calls (a model proven globally by Tesla)





Financial Projections

Aptera expects to realize margins of 35% by 2022

	2019	2020	2021	2022
Vehicles Sold (all models)	-	-	314	4,287
Revenue (in US $1,000)	-	-	9,921	141,264
Costs of Goods Sold	-	-	6,465	92,233
Gross Margin	-	-	31%	35%
Operating Expenses	1,500	2,498	15,153	16,647
Net Profit	(1,500)	(2,498)	(14,560)	38,558

*These are future projections and cannot be guaranteed

Roadster's initial target price is $26,000 - $50,000 with an initial target cost of $21,000 - $33,000.



Funding

$2.8 MILLION SEED FUNDING CLOSED Q2 2020

This round finishes the design and construction of 3 development vehicles, moving us to production designing by the end of the year.

LOOKING TO CLOSE A $25 MILLION SERIES A IN Q1 2021

- This round starts Roadster production in North America and readies worldwide distribution
- Yields initial design for the Sedan
- Series B in Q3 of 2021

APPLICATION FOR DEPARTMENT OF ENERGY LOAN IN 2021

This program still has $17B allocated for such innovations.



Milestones



10,000units Delivered

2,000units Delivered

4,000units Delivered

1st Production Delivery

2020	2021	2022	2023

First Validation Vehicles Shown and Driven

Pre-Production Vehicles Begin Testing

Production Increased to 10,000 Per Year Run Rate

Design Effort for Other Vehicles Begins

New Variant Beta Deliveries Started

Tooling and Factory Buildout Starts

*These are future projections and cannot be guaranteed



The Paradigm Shift Begins

When Aptera launches, we will be introducing two special limited editions:

- Paradigm Edition: built to be the Most Efficient Vehicle on the Road with 400mile range, Enhanced Audio, 100kW, Full Solar, and special Paradigm interior features (220 vehicles - first production run) Total Price: $29,900

- Paradigm +: built to be the Most Efficient Vehicle on the Road with a full 1,000mile range, Upgraded Audio, 100kW, Full Solar, and special Paradigm interior features (110 vehicles - fourth production run). Total Price: $44,900



Thank you

MODERNIZING ELECTRIC VEHICLE DESIGN & MANUFACTURING



The Team

Steve & Chris have built a team with a proven track record of creating revenue from efficiency.


Mercedes-Benz


CISCO

illumina®

PORSCHE

SIEMENS


TOYOTA


FLUX

BOEING



CEO

Steve Fambro

- Venture partner and COO of Ocean Holding, an investment and development company dedicated to advancing the use of clean, renewable energy

- Founder of Famgro; raised $8m to launch a super efficient pesticide/herbicide-free indoor food-production system. Built the world's largest advanced hydroponics farm (in nine months under budget and ahead of schedule). This facility alone saved four million gallons of water per year

- Lead electrical engineer for Illumina's initiative to build the most powerful DNA-synthesis robots in the world. Helped to create the world's largest DNA-synthesizing robot

- B.S.E.E., University of Utah

- Born in College Park, Georgia. Joined the U.S. Army at 17 to see the world. Served four years



CEO

Chris Anthony

- Founder and former CEO of Flux Power, an advanced lithium-battery technology company that launched its first products in 12 months and has reduced carbon emissions in industrial spaces by over 10,000 tons of C02 per year

- Founder of Epic Boats, a market leader in resin-infused crafts, where he used advanced CFD to design a new style of wake boat that has excelled at every level of the sport

- Has raised more than $100m in private equity, DPO, and grant funding for technology ventures

- B.S. in Finance, University of North Carolina. Winner of three NCAA championships in track and field

- Born in Nashville. The first of his Blue Ridge Mountain family to graduate from high school



Michael Johnson

- Venture co-founder, owner, and president/CEO of Esenjay Petroleum, an upstream O&G exploration company based in Corpus Christi, Texas

- Co-founder, major shareholder, and director of Flux Power, a lithium-power provider

- Owner of Honey Brake Lodge, located on 20,000 acres astride Louisiana's Larto Lake, offering year-round outdoor experiences. Partner to the Natural Resources Conservation Service,

- Louisiana Wildlife & Fisheries, Louisiana State University School of Agriculture, and 4-H

- B.S. in mechanical engineering, University of Southwestern Louisiana. Graduated first in his class of the USL College of Engineering



DESIGN

Jason Hill

- Founder and president of Eleven LLC, a design studio whose clients include Subaru, IAT, WM China Motors, and SUNRY Automotive

- First designer at Porsche's American design studio. Designed exterior of the Porsche Carrera GT show car (basis for production version)

- Designed the Aptera Roadster's interior and exterior

- Designed Mercedes' Micro Compact Car as an EV, which formed the basis for the Smart Car brand

- B.S. in Transportation Design, Art Center College of Design, Pasadena, California



MECHANICAL ENGINEERING

Nathan Armstrong

- Founder of Motive Industries, an automotive and industrial-design firm

- VP of Engineering at Metalcrafters, Aria Group, Draganfly and Havelaar Canada

- Boeing CAD design engineer on the International Space Station

- CAD engineer on commercial aircraft, Delta rockets and the early Joint Strike Fighter Program

- Member of the advisory board for the Centre for Bioengineering Research and Education, University of Calgary

- Taught automotive engineering at ArtCenter College of Design

- Studied design technology at Orange Coast College, Costa Mesa, California



MARKETING

Sarah Hardwick

- Founder of Zenzi, an award-winning marketing agency that launched the original Aptera into the media spotlight and helped to build a loyal following of likeminded fans and investors.

- Nearly two decades of experience partnering with high profile brands including Nestle, Chiquita, Ghirardelli, Crystal Geyser, New Leaf Biofuel, DirecTV, TEDx, AOL, Churchill Downs.

- Developed proprietary method of using psychological customer insights to improve conversion and lift of ad campaigns.

- Navigated complex crisis situations including environmental, legal, political and product recall issues, ensuring real-time media and consumer response.

- Bachelor's degree in Communications and Marketing, University of Denver.







AUTOPILOT & INTERFACE SYSTEMS

Brian Gallagher

- Founder of Andromeda Interfaces. Led the development of HMI and full self-driving technologies for Toyota and Kia

- Leads the design of vehicle interfaces, displays, and control systems at Aptera

- Developed HMI technologies and control systems at Illumina for the world's largest DNA-synthesizing robots

- B.S. in Electronics Engineering

AERODYNAMICS

Miles Wheeler

- Senior Engineer at CD-Adapco, a CAE software company best known for its CFD products (acquired by Siemens)

- Chief Simulation Engineer at Aptera. Optimizes aerodynamic structures for efficiency, weight, and strength

- Built CAD models and performed structural calculations as a marine engineer

- Ph.D. in Fluid Dynamics and M.S. in Aerospace Engineering, University of Washington





MECHANICAL DESIGN & SURFACING

Darren McKeage

- Founder of design studio Keage Concepts

- Co-founder and VP of Design, Motive Industries. Offers complete design services to automotive manufacturers

- Designed a robotics line for Genesis Robotics, the Bison EV pickup truck, and a supercar for Will.i.am

- M.A. in Automotive Design, Coventry University; B.D., Alberta College of Art and Design



VISUAL DESIGN & ANIMATIONS

Uldis Stīpnieks

- Founder of US Animated, a graphic design and animation studio

- Fluent media artist, animator, and graphic designer for social and print marketing

- Market development campaigns for Iron Mountain, HSBC, Greencore, Etisalat, and Cisco

- B.A. in Graphic Design, Baltic International Academy in Latvia



Aptera Design

Additional information available upon request.





























